Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

PRESS RELEASE 09.05.2025

Banco Sabadell Shareholders Can Now Join BBVA to Create a European Banking Leader

The Spanish National Securities Market Commission (CNMV) has approved the transaction of BBVA and Banco Sabadell. The take-up period is scheduled to begin on Monday, September 8, 2025 for Banco Sabadell shareholders to accept BBVA’s proposal. It is a very attractive offer, whose current equivalent value represents Banco Sabadell’s best valuation in more than a decade, while incorporating a premium clearly higher than that of recent similar transactions in Europe. As this is a share offer, its attractiveness also stems from BBVA’s current valuation and its upside potential. Following the merger, Banco Sabadell shareholders are set to obtain earnings per share 251 percent higher than they would with a standalone Banco Sabadell. “The union of two highly complementary banks at their best moment has an undeniable logic, and is beneficial for shareholders, customers and employees of both entities, and society as a whole. We invite Banco Sabadell shareholders to join this integration project with BBVA, the best possible partner, and a European leader in growth and profitability. Now is the time,” BBVA Chair Carlos Torres Vila said.

The offer involves the exchange of one common share in BBVA plus €0.70 in cash for every 5.5483 Banco Sabadell shares, which would give Banco Sabadell shareholders a stake of 13.6 percent2 in BBVA, thus benefiting from the value generated by the project.

This is a highly attractive offer for Banco Sabadell shareholders for several reasons:

•	Following BBVA’s offer, Banco Sabadell share price stands at its highest level in more than a decade.

1 Estimates based on a fully phased-in post-tax synergies; a net income of €1.6 billion for Banco Sabadell and €12 billion for BBVA as the average net income for the 2025-2028 period. The total shares outstanding for the combined entity assumes that (a ) the €1 billion share buyback announced by BBVA in April 2025 is executed post closing of the voluntary tender offer; and (b) that the capital generated from the TSB sale and the extraordinary dividend is reinvested in shares of the combined entity. Figures consider a 100 percent take-up and a price for BBVA of €15.81 (as of September 4, 2025).

2 Considering a 100 percent take-up of the offer.

PRESS RELEASE 09.05.2025

•

The current equivalent value of the offer has increased by 43 percent since the day previous to the merger talks being made public, on April 29, 2024, rising from the initial €12.2 billion[3] offer to the current €17.4 billion[4].

•

The offer represents a significant premium above Banco Sabadell share price on the day previous to the merger talks being disclosed: 30 percent over the closing price on April 29, 2024; and 42 percent over the weighted average price for the month prior to that date. This premium is well above that of similar transactions in the European banking industry over the past two years (c. 30 percentage points above the average premium of those deals).

•	BBVA’s current valuation and its upside potential. Analysts forecast an upside of up to +8 percent for BBVA shares, while Banco Sabadell’s could see a downward correction of around -3 percent[5].

•

While the implementation of total synergies -estimated at €900 million per year following the merger[6] would be delayed for one year compared to the original scenario (i.e. 2029 instead of 2028) due to the condition imposed by the Spanish Council of Ministers, the preparation for the integration in previous years will enable the full realization of synergies in the first year following the merger.

•	The transaction will create significant future value for Banco Sabadell shareholders, who will obtain earnings per share (EPS) 25 percent higher than what they could with a standalone Sabadell.

For BBVA shareholders, this transaction is also accretive in terms of earnings per share from the first year following the merger, with an improvement of around 57 percent and a high return on investment (incremental ROIC8 over 20 percent). All this with a limited impact on the CET1 capital ratio of approximately -34 basis points9 at the closing of the transaction,

3 Considering BBVA undisturbed price (10.90€/Sh. as of Apr 29, 2024, day before merger discussions were disclosed) at 4.83x share exchange ratio and 5,388 million shares.

4 Considering 14.3 €Bn payment in BBVA shares with a price of €15.81 per share (Sept. 4, 2025), and 0.6€Bn payment in cash plus Banco Sabadell’s shareholder remuneration distributed since the announcement of the tender offer (1.5€Bn cash dividends and 1.0€Bn share buybacks).

5 Source: Equity analyst’s target prices published on the website of respective banks (1) Valuation gap upside/downside calculated as the difference between the stock price as of Sep 4, 2025 vs. the median of analyst’s updated target prices post 2Q’25 results.

6 Subject to the condition set by the Spanish Council of Ministers, which can be extended by 2 years.

7 Calculated based on fully implemented post-tax synergies; a net profit of €1.6bn for Banco Sabadell and an average net profit for the 2025–2028 period of €12bn for BBVA. The number of shares of the combined entity assumes that (a) the €1bn share buyback announced by BBVA in April 2025 is executed after the completion of the Voluntary Public Offer; and (b) the capital generated from the sale of TSB and the extraordinary dividend is reinvested in shares of the combined entity. A 100% acceptance is assumed, with a BBVA share price of €15.81 (as of 4 September 2025).

8 ROIC: ‘Return on Invested Capital’ calculated based on marginal net income including synergies fully phased-in post-tax for BBVA shareholders in the numerator and capital consumption plus restructuring costs (post-tax) and capital expenditures (post-tax) in the denominator. This calculation also assumes the execution of a share buyback after the sale of TSB and the extraordinary dividend. Unless indicated otherwise, the metrics assume 100 percent take-up and a price for BBVA of 15.81€/Sh. (Sept 4, 2025).

9 In a take-up scenario of 100 percent. In a scenario with a 50 percent take-up, the impact on the fully loaded CET1 capital ratio would be -49 basis points (-12 basis points after the sale of TSB and the payment of the extraordinary dividend approved by Banco Sabadell).

PRESS RELEASE 09.05.2025

which would result in +26 basis points once the closing of the British unit TSB is completed and the payment of the extraordinary dividend approved by Banco Sabadell is distributed.

A reinforced strategic rationale and commitment to all stakeholders

The transaction aims to build a stronger bank and one with greater scale to face the structural challenges now facing the financial industry, while efficiently making the growing investments in digital transformation within an increasingly global sector. The strategic rationale for the transaction has strengthened in recent months, in a context where Europe is set to increase spending and investment, and the need for larger banks in the region has intensified. In addition, scale is becoming increasingly important in the financial sector to address the fixed costs associated with growing investments in technology (including digitization, cybersecurity, data and AI, among others). A greater scale makes it possible to spread these costs across a broader customer base, achieving greater efficiency.

The combination with Banco Sabadell is a growth project that will increase the capacity to finance businesses and households by an additional €5.4 billion per year. Moreover, BBVA has taken on unprecedented remedies to support SMEs and the self-employed, who will benefit from guarantees to maintain future credit volumes- guarantees that would not exist without this transaction.

BBVA, the best partner for Banco Sabadell shareholders

BBVA is going through the best moment in its history, with a unique combination of growth and profitability among large European peers. The bank has achieved record results in recent quarters, driven by diversification, leading franchises in the countries where it operates, and a strategy focused on the client, innovation and sustainability.

All this has resulted in BBVA generating much more value for its shareholders over the past 15, 10 and 5 years, compared to its European and Spanish peers, measured as the evolution of the tangible book value per share plus dividends in those periods. Moreover, since January 2019 through September 4, 2025, BBVA’s total shareholder return has increased by 397 percent, well above the European banking sector average (+221 percent),and the Spanish banking sector (+199 percent), underscoring the market’s recognition of BBVA’s distinctive strategy and execution.

Finally, on July 31, BBVA unveiled financial goals for the 2025-2028 period (https://www.bbva.com/en/economy-and-finance/earnings-2q25/), with excellent prospects in terms of profit, capital generation, profitability and value creation for shareholders.

How to take part in the offer

The take-up period will run for 30 calendar days starting on September 8, 2025, and will extend until October 7, 2025, inclusive.

PRESS RELEASE 09.05.2025

During this period, Banco Sabadell shareholders wishing to accept the offer can:

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Submit the acceptance statement to take part in the share exchange in a few minutes, easily and cost-free, whether a BBVA customer or not, in person at any BBVA branch or by calling +34 800 080 032 (for retail investors) or +34 911 859 673 (for institutional investors).

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Submit their acceptance statement in writing to take part in the share exchange to the Iberclear participating entity where their Banco Sabadell shares are deposited, either in person, by electronic means or by any other means accepted by said depositary entities.

Banco Sabadell shareholders who wish to do so may find further information on the transaction and how to accept the offer in the explanatory document available at cnmv.es and bbva.com, as well as at BBVA offices, the CNMV and the stock exchanges.

CONTACT DETAILS:

BBVA Corporate Communications

Tel. +34 699 337 924

comunicacion.corporativa@bbva.com

For additional financial information about BBVA visit:

https://accionistaseinversores.bbva.com/

For more BBVA news visit: https://www.bbva.com

PRESS RELEASE 09.05.2025

About BBVA

BBVA is a global financial services group founded in 1857. The bank is present in more than 25 countries, has a strong leadership position in the Spanish market, is the largest financial institution in Mexico and it has leading franchises in South America and Turkey. In the United States, BBVA also has a significant investment, transactional, and capital markets banking business.

BBVA contributes with its activity to the progress and welfare of all its stakeholders: shareholders, clients, employees, providers and society in general. In this regard, BBVA supports families, entrepreneurs and companies in their plans, and helps them to take advantage of the opportunities provided by innovation and technology. Likewise, BBVA offers its customers a unique value proposition, leveraged on technology and data, helping them improve their financial health with personalized information on financial decision-making.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus (the “Registration Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are or will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, BBVA’s ability to complete the transaction; BBVA’s ability to control Banco de Sabadell, S.A. (“Banco Sabadell”) following completion of the transaction; limitations on the information about Banco Sabadell to which BBVA has had access; and BBVA’s ability to fully realize the expected benefits and synergies of completing the transaction. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in the Registration Statement and in BBVA’s annual reports on Form 20-F and current reports on Form 6-K, all of which are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.